

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2021

Ilan Levin
Chairman and Chief Executive Officer
Moringa Acquisition Corp
250 Park Avenue, 7th Floor
New York, NY 10177

> **Re: Moringa Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed February 1, 2021**
> **File No. 333-252615**

Dear Mr. Levin:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed February 1, 2021

General

1. We note that your warrant agreement includes an exclusive forum provision in Section 9.3. Please clarify if this provision is applicable to investors in this offering and, if so, whether it applies to claims under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision is applicable to investors in this offering, please revise your prospectus to discuss the provision, including any risks or other impacts on investors, and whether there is uncertainty as to its enforceability. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this

clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp at (202) 551-3805 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Erin E. Martin at (202) 551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction